                                                                    Exhibit 99.1

                                FISCAL YEAR 1995
                           SUMMARY COMPENSATION TABLE


                                                         LONG TERM COMPENSATION AWARDS
                                       ANNUAL         ------------------------------------
NAME AND PRINCIPAL                  COMPENSATION                             SECURITIES
                                --------------------     RESTRICTED          UNDERLYING        ALL OTHER
POSITION                  YEAR   SALARY     BONUS     STOCK AWARD(A)(B)   STOCK OPTIONS(C)  COMPENSATION(D)
------------------------  ----  --------  ----------  ------------------  ----------------  ---------------
Bernard L. Schwartz       1995  $908,300  $5,335,891              --                 --          $88,252
Chairman of the Board     1994  $884,000  $3,604,237              --            600,000          $97,399
of Directors and Chief    1993  $859,000  $3,525,669              --            400,000          $86,266
Executive Officer
Frank C. Lanza            1995  $635,964  $2,611,215              --                 --          $31,965
President and             1994  $618,925  $1,751,404              --            150,000          $25,000
Chief Operating           1993  $600,924  $1,200,000      $1,623,019                 --          $25,000
Officer
Michael P. DeBlasio       1995  $427,527  $  527,106              --                 --          $ 8,813
Senior Vice               1994  $402,973  $  355,584              --             70,000          $ 5,385
President -               1993  $402,973  $  330,556      $  682,500                 --          $ 5,284
Finance
Robert V. LaPenta         1995  $357,753  $  526,226              --                 --          $ 7,246
Senior Vice President     1994  $337,723  $  311,069              --             70,000          $ 8,620
and Controller            1993  $337,723  $  290,917      $  682,500                 --          $ 7,881
Michael B. Targoff        1995  $347,715  $  526,712              --                 --          $ 9,117
Senior Vice President     1994  $327,684  $  311,495              --             70,000          $10,758
and Secretary             1993  $327,684  $  291,301      $  682,500                 --          $ 9,692

__________

(a) Value of shares awarded under the Restricted Stock Purchase Plan in 1993. Shares awarded under the plan vest and become freely transferable in accordance with a formula based upon Loral earnings. The total number of shares vesting under the plan each year is equal to 3% of the Company's pre-tax profit divided by the grant value (currently $105 per share) of restricted shares outstanding. Any shares not earned at the earlier of completion of the seventh year or termination of employment, will be forfeited. Dividends are paid on the restricted shares awarded. As of March 31, 1995, the number and value of restricted stock holdings, respectively, were 4,681 shares and $198,357 for Mr. Lanza, 1,968 shares and $83,394 for each of Messrs. DeBlasio, LaPenta, and Targoff.

(b) Under the 1994 Incentive Stock Purchase Plan, the Compensation Committee may permit participants to defer up to 100% of their annual bonus into a Restricted Stock Purchase Account (the "Restricted Account"). The Restricted Account will be used to purchase Loral Common Stock equal to 150% of the deferred bonus, subject to limits the Committee may establish from time to time. The shares in the Restricted Account earn dividends and generally vest 25% per year commencing upon the second anniversary of the grant date. The Committee may establish specified performance conditions that, if attained, will result in accelerated vesting. All non-vested shares are forfeited upon termination of employment and the remaining balance of the Restricted Account equal to the lesser of the original cost or the market value of the shares is returned to the participant. No shares have been issued under this plan.

(c) Stock options, which have been adjusted to reflect a two-for-one stock split distributed on October 7, 1993, generally vest over a four and one-half to six year period.

(d) Includes annual Board of Directors fee in 1995, 1994 and 1993 of $25,000 for Messrs. Schwartz and Lanza, company matching contributions of $3,100 in 1995, $3,598 in 1994 and $3,722 in 1993 to the Savings Plan for Messrs. DeBlasio, LaPenta and Targoff and the value of supplemental life insurance programs attributable to 1995, 1994 and 1993 in the amounts of $63,252, $72,399 and $61,266 for Mr. Schwartz, $5,713, $1,787 and $1,562 for Mr.
     DeBlasio, $4,146, $5,022 and $4,159 for Mr. LaPenta, and $6,017, $7,160 and
     $5,970 for Mr. Targoff, respectively, and $6,965 attributable to 1995 for Mr. Lanza.

                                FISCAL YEAR 1995
                   OPTION EXERCISES AND YEAR-END VALUE TABLE

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                             YEAR-END OPTION VALUES

                                                                                        VALUE OF
                                                                                      UNEXERCISED
                                                     SECURITIES UNDERLYING            IN-THE-MONEY
                        NUMBER OF                     UNEXERCISED OPTIONS              OPTIONS AT
                         SHARES                           AT YEAR-END                 YEAR-END(A)
                       ACQUIRED ON      VALUE      --------------------------  --------------------------
NAME                    EXERCISE     REALIZED(A)   EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
---------------------  -----------  -------------  -----------  -------------  -----------  -------------
Bernard L. Schwartz             --          --       1,000,000             --  $23,500,000             --
Frank C. Lanza              56,000  $1,802,500         214,280        195,720  $ 6,672,850     $5,511,525
Michael P. DeBlasio             --          --          28,428         95,144  $   937,785     $2,694,305
Robert V. LaPenta           13,998  $  398,745           4,000        103,724  $   130,000     $2,986,025
Michael B. Targoff              --          --          24,714        109,144  $   845,205     $3,191,305
----------

(a) Market value of underlying securities at exercise date or year-end, as the case may be, minus the exercise price.

EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

  The Company has an employment agreement with Mr. Schwartz, which expires on March 31, 2000. Pursuant to the agreement, Mr. Schwartz' annual base salary was $908,300 for fiscal 1995, to be increased annually by the percentage change in a specified consumer price index. Under the agreement, Mr. Schwartz is entitled to annual incentive compensation equal to 3% of the increase over 9 1/4% in the Company's shareholders' equity as adjusted for stock issuances, other non-operating charges or credits and before dividends. In accordance with the incentive bonus provisions, Mr. Schwartz received fiscal 1995 incentive compensation of $5,214,426. The agreement also includes a cap on maximum annual incentive compensation of $9 million, as adjusted for inflation.

  Pursuant to the agreement, if Mr. Schwartz is removed as Chairman of the Board of Directors or as Chief Executive Officer other than for cause, or if his duties, authorities or responsibilities are diminished, or if there is a change of control (as defined to encompass the Company becoming a subsidiary of another company, the acquisition of 35% or more of the voting securities of the Company by a particular stockholder or group, or a change in 35% of the Company's directors at the insistence of the shareholder group), Mr. Schwartz may elect to terminate the contract. In any such event, or upon his death or disability, Mr. Schwartz will be entitled to receive a lump sum payment discounted at 9% per annum, in an amount equal to his base salary as adjusted for defined consumer price index changes for the remainder of the term, an amount of incentive compensation equal to the highest received by Mr. Schwartz in any of the prior three years, times the number of years (including partial fiscal years) remaining during the term, and an amount calculated to approximate the annual compensation element reflected in the difference between fair market value and exercise price of stock options granted to Mr. Schwartz. All such sums are further increased to offset any tax due by Mr. Schwartz under the excise tax and related provisions of Section 4999 of the Internal Revenue Code but subject to a cap equal to 200% of any such tax.

  The Company also has an employment agreement with Mr. Lanza for a five year term expiring March 31, 1997. Pursuant to the agreement, Mr. Lanza's annual base salary was $634,500 for fiscal 1995, to be increased annually by the percentage change in a specified consumer price index. Under the agreement, Mr. Lanza is entitled to annual incentive compensation under the growth in shareholders' equity formula applicable under Mr. Schwartz' employment agreement, but at 1 1/2% of the increase over the 9 1/4% threshold. As a result, Mr. Lanza received fiscal 1995 incentive compensation of $2,607,213. If Mr. Lanza becomes disabled, he will receive 50% of his salary for the remainder of the term.

  The Company has established Supplemental Life Insurance Programs for certain key employees including the executives listed in the Summary Compensation Table. For Messrs. Schwartz, Lanza, DeBlasio, LaPenta and Targoff, the Plans are funded with "Split-Dollar" insurance policies in the face amounts of $20,500,000, $1,000,000, $1,060,000, $1,200,000 and $1,450,000 respectively. In the event of death, the Company will be entitled to receive an amount not less than the Company's cumulative contributions. If any of such officers terminates his employment prior to the time that the Company's contributions equal the cash value of the insurance policy, he will be responsible for repayment of the remainder of the Company's contribution to the extent cash becomes available in the policy. Such officers contribute to the payment for this program.

PENSION PLANS

  The individuals named in the Summary Compensation Table participate in a pension plan that generally provides an annual benefit for each year of membership for the first 14 years of Loral service, of 1.2% of such remuneration up to the Social Security Wage Base and 1.45% of such remuneration in excess of that Base, and for 15 or more years of Loral service, 1.5% of such remuneration up to the Social Security Wage Base and 1.75% of such remuneration in excess of that Base, all subject to certain vesting and other requirements. These individuals also participate in a supplemental plan which generally makes up for certain reductions in such benefits caused by Internal Revenue Code limitations. Remuneration covered by the plans primarily includes salary and bonus.

  Estimated annual benefits upon retirement for Messrs. Schwartz, Lanza, DeBlasio, LaPenta and Targoff under the pension and supplemental plans are $1,117,000, $486,000, $249,000, $344,000 and $295,000, respectively. The retirement benefits have been computed assuming that (i) employment will be continued until normal retirement, or until the expiration of current employment agreements, if later; and (ii) current levels of creditable compensation and the Social Security Wage Base will continue without increases or adjustments throughout the remainder of the computation period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Mr. Schwartz is Chairman, Chief Executive Officer, 27% owner, and controlling shareholder of K&F Industries, Inc. ("K&F"), which acquired the Company's Aircraft Braking and Engineered Fabrics businesses in April 1989. Certain other individuals named in the Summary Compensation Table are directors of K&F's operating subsidiaries. Mr. Schwartz and the other individuals named in the Summary Compensation Table receive compensation from K&F for rendering advisory services to K&F. Such compensation is not included in the Summary Compensation Table but is considered by the Compensation Committee regarding compensation from Loral. In September 1994, the Company exchanged its $30 million 14.75% pay-in-kind subordinated convertible K&F debenture due in 2004 for $11,514,000 in cash, net of expenses, and a 22.5% voting equity interest in K&F. Pursuant to agreements between the Company and K&F, the parties provide services to each other and share certain expenses relating to a production program, real property occupancy, benefits administration, treasury, accounting and legal services. The related charges agreed upon by the parties were established to reimburse each party for the actual cost incurred without profit or fee. The Company believes that the arrangements with K&F are as favorable to the Company as could have been obtained from unaffiliated parties. The Company's billings to and from K&F in fiscal 1995 were $3,014,000 and $15,000, respectively. The Company's sales to K&F in fiscal 1995 were $4,181,000.

  Mr. Robert B. Hodes, a Director and a member of the Executive, Audit, Pension Advisory, and Compensation Committees, is a partner in the law firm of Willkie Farr & Gallagher, which is general counsel to the Company.

  For the fiscal year ended March 31, 1995, the Company paid fees and disbursements in the amount of $182,000 for corporate communications consultations to Kekst and Company Incorporated, of which company Mr. Gershon Kekst, a Director and member of the Executive, Nominating, and Compensation Committees, is President and the principal stockholder. Kekst and Company Incorporated continues to render such services to the Company.